FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: May 9, 2018

Banco Santander Chile

1Q18 Earnings Report


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151
BIENVENIDO
WELCOME
BEM-VINDO
WORK CAFÉ
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Contents Page



CONTACT INFORMATION

Investor Relations Department
Banco Santander Chile
Bandera 140 Floor 19 Santiago, Chile
Tel: (562) 2320-8284
Email: irelations@santander.cl
Website: www.santander.cl

Santander

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Mar'18	Mar'17	% Change
Total assets	36,433,862	36,708,538	(0.7%)
Gross customer loans	28,344,394	27,452,651	3.2%
Customer deposits	20,144,383	20,108,828	0.2%
Customer funds	25,531,027	25,598,561	(0.3%)
Total shareholders' equity	3,169,855	2,968,491	6.8%

Income Statement (Ch$mn)	Mar'18	Mar'17	% Change
Net interest income	346,715	318,575	8.8%
Net operating profit before provisions for loan losses	451,737	441,149	2.4%
Provision for loan losses	(75,405)	(73,862)	2.1%
Op expenses excluding impairment and other op. exp.	(170,851)	(168,780)	1.2%
Income before tax	196,346	180,226	8.9%
Net income attributable to equity holders of the Bank	151,016	142,375	6.1%

Profitability and efficiency	Mar'18	Mar'17	Change bp
Net interest margin (NIM) [1]	4.5%	4.2%	32
Efficiency ratio[2]	38.7%	40.0%	(129)
Return on avg. equity	19.4%	19.5%	(17)
Return on avg. assets	1.7%	1.6%	11
Core Capital ratio	11.1%	10.8%	31
BIS ratio	14.0%	13.7%	30
Return on RWA	2.1%	2.1%	4

Asset quality ratios (%)	Mar'18	Mar'17	Change bp
NPL ratio[3]	2.3%	2.2%	16
Coverage of NPLs ratio [4]	122.9%	135.5%	(1,259)
Cost of credit[5]	1.1%	1.1%	(1)

Structure (#)	Mar'18	Mar'17	Change (%)
Branches	379	415	(8.7%)
ATMs	948	1,279	(25.9%)
Employees	11,444	11,229	1.9%

Market capitalization	Mar'18	Mar'17	Change (%)
Net income per share (Ch$)	0.80	0.76	6.1%
Net income per ADR (US$)	0.53	0.46	15.8%
Stock price (Ch$/per share)	50.88	41.37	23.0%
ADR price (US$ per share)	33.51	25.08	33.6%
Market capitalization (US$mn)	15,855	11,816	34.2%
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1 NIM = Net interest income annualized divided by interest earning assets.
2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.
5. Provision expense annualized divided by average loans.

Santander

Section 2: Summary of results[1]

Net income attributable to shareholder increased 6.1% YoY. ROAE 3M18 of 19.4%

Net income attributable to shareholders in 3M18 totaled Ch$151,016 million (Ch$0.80 per share and US$0.53/ADR), increasing 12.1% compared to 4Q17 (from now on QoQ) and 6.1% compared to 1Q17. The Bank's **ROAE**[2] in the quarter reached 19.4%. The positive evolution of our results reflects solid operating trends in terms of business volumes growth, strong growth of non-lending activities, a stable cost of credit and a tight control of costs.


Net income attributable to shareholders (Ch$ billion)
142
135
151
1Q17
4Q17
1Q18


ROAE²
%
19.5%
17.8%
19.4%
03M17
12M17
3M18

Loan volume growth accelerating in line with economy.

In 1Q18**, total loans** increased 3.2% YoY and accelerating to an annualized growth rate of almost 9% in the quarter (2.2% QoQ). This was mainly driven by greater economic activity and business confidence reflected in the strong growth of commercial loans in the quarter. **Loans in Global Corporate Banking (GCB)** grew 15.5% QoQ after a 21.0% decrease in volumes in 4Q17. **Loans in the Middle-market** increased 2.9% QoQ and 6.7% YoY, indicating that this segment is also gradually gaining momentum. These loans are generally lower yielding than retail loans. On the other hand, the greater demand for loans in these segments reflects that the investment rate in the economy is finally recovering after a prolonged deceleration. This should eventually fuel greater loan growth in higher yielding segments and greater non-lending income.

Retail banking loans increased 0.8% QoQ and 3.8% YoY with growth from **Loans to individuals** that increased 1.6% QoQ and 4.7% YoY. **Mortgage loans** increased 1.9% QoQ and 6.0% YoY and **Consumer loans** increased 0.8% QoQ and 2.1% YoY. Loan growth among middle and high-income earners increased 1.9% QoQ and 5.9% YoY. At the end of 2017, the Bank launched **Santander Life**, our new business model for the mass consumer market. At the end of March 2018, Life had 15,200 clients, 60% of which are new clients to the Bank. Approximately 30% of new account plans are Life plans.

Loans to SMEs decreased 2.5% QoQ and increased 0.2% YoY. In our SMEs segment, the Bank also continues to focus on growing the loan book among larger, less riskier SMEs due to risk considerations and also due to the fact that larger SMEs generate higher *non-lending* revenues.

1.The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).
2. ROAE: Return on average equity: annualized net income attributable to shareholders divided by average equity attributable to shareholders. Averages calculated using monthly figures.

Santander

Positive demand deposit growth in the quarter. Cost of funds[3] continues to improve

In 1Q18, the Bank's total deposits grew 2.3% QoQ, led by a 5.2% rise in non-interest bearing demand deposits. YoY growth was slower at 0.2% due to the Bank's funding strategy in 2017, which focused on lowering deposits rates in tandem with the lower Central Bank rates, and optimizing liquidity levels, leading to an improvement in the cost of funding. The total average cost of deposits including demand and time deposits decreased from 2.1% in 3M17 to 1.7% in 3M18.

Solid core capital[4] ratio of 11.1% as of March 2018.

The Bank's **Core capital ratio** reached 11.1% as of March 2018, 12bp higher than the level at year-end 2017 and 31bp higher than March 2017. The total **BIS ratio**[5] reached 14.0% as of March 2018 compared to 13.9% at year-end 2017. **Risk weighted assets (RWA)** increased 2.2% in 1Q18 compared to a growth of 3.4% in core shareholders equity. This allowed the Bank's Board to propose the distribution of 75% of 2017 earnings as a dividend, which was approved by shareholders on April 24, 2018. The dividend yield, considering the register date in Chile on April 19, 2018, was 4.2%.

Total NII increases 8.8% YoY

In 1Q18, **Net interest income, NII,** increased 0.1% QoQ and 8.8% YoY. Compared to 1Q17, **NIM**[6] increased from 4.2% to 4.5% as a result of our focus on volume growth based on profitability during 2017, along with a lower a cost of funding and a higher inflation rate. The 10bp decrease in NIM on a QoQ basis was mainly due to the mix of loan growth, which was led by corporate and middle-market lending.

Cost of credit remains stable at 1.1% in 1Q18

Provision for loan losses increased 2.1% YoY and decreased 1.8% QoQ in 1Q18. The Bank's **cost of credit** remained stable at 1.1% of loans. The **total NPL ratio** reached 2.3% as of March 2018, flat compared to 4Q17 and 10bp higher than in 1Q17. The impaired loan ratio increased 30bp compared to 1Q17, but decreased 10bp QoQ to 6.4%. The YoY rise in both the NPL and impaired loan ratio reflect of the weak economic growth experienced through most of 2017. At the same time, the stable QoQ evolution of both these indicators is mainly a result of the better economic trends seen in the current quarter.

Greater customer loyalty & satisfaction fueling fee growth

In 1Q18, fee income increased 13.9% QoQ and 3.7% YoY driven by **retail banking fees** that increased 15.4% QoQ and 13.4% YoY. Client loyalty continues to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 10.9% YoY. Among Mid-income earners, loyal customers increased 4.4% YoY. By products, the biggest contributors to fee income growth were credit and debit card fees, asset management and checking account fees.

Continued improvements in productivity leads to an efficiency ratio of 38.7% in 3M18

The Bank's **efficiency ratio**[7] reached 38.7% in 3M18 compared to 40.0% in the same period of last year. The

---

3 Interest expense divided by sum of average interest bearing liabilities and demand deposits
4. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to SBIF BIS I definitions.
5. BIS ratio: Regulatory capital divided by Risk Weighted Assets.
6 Annualized Net interest income divided by average interest earning assets.
7. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

improvement of the efficiency ratio is due to an increase in operating income and a low growth of costs as a direct consequence of the various initiatives that the Bank has been implementing to improve commercial productivity and efficiency. In 1Q18, **operating expenses** increased 1.2% YoY (the QoQ decrease is mainly a seasonal effect). This controlled increase in costs was mainly due to a decrease in personnel expenses of 3.4% YoY in 1Q18.

Summary of Quarterly Results

(Ch$ Million)

	Quarter			Change%	
	1Q18	4Q17	1Q17	1Q18/1Q17	1Q18/4Q17
Net interest income	346,715	346,501	318,575	8.8%	0.1%
Net fee and commission income	75,494	66,300	72,823	3.7%	13.9%
Total financial transactions, net	23,221	18,174	36,732	(36.8%)	27.8%
Provision for loan losses	(75,405)	(76,805)	(73,862)	2.1%	(1.8%)
Operating expenses (excluding Impairment and Other operating expenses)	(170,851)	(182,644)	(168,780)	1.2%	(6.5%)
Impairment, Other op. income & expenses	(3,653)	(4,119)	(5,982)	(38.9%)	(11.3%)
Operating income	195,521	167,407	179,506	8.9%	16.8%
Net income attributable to shareholders	**151,016**	**134,678**	**142,375**	**6.1%**	**12.1%**
Net income/share (Ch$)	0.80	0.71	0.76	6.1%	12.1%
Net income/ADR (US$)[1]	0.53	0.46	0.39	17.9%	--%
Total loans	**28,344,394**	**27,725,914**	**27,452,651**	**3.2%**	**2.2%**
Deposits	**20,144,383**	**19,682,111**	**20,108,828**	**0.2%**	**2.3%**
Shareholders' equity	3,169,855	3,066,180	2,968,491	6.8%	3.4%
Net interest margin	4.5%	4.6%	4.2%		
Efficiency ratio[2]	38.7%	42.8%	40.0%		
Return on equity[3]	19.4%	17.8%	19.5%		
NPL / Total loans[4]	2.3%	2.3%	2.2%		
Coverage NPLs	122.9%	128.8%	135.5%		
Cost of credit[5]	1.1%	1.1%	1.1%		
Core Capital ratio[6]	11.1%	11.0%	10.8%		
BIS ratio	14.0%	13.9%	13.7%		
Branches	379	385	415		
ATMs	948	926	1,279		
Employees	11,444	11,068	11,229		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
6. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to SBIF BIS I definitions.

Santander

Section 3: YTD Results by reporting segment

Net contribution from business segments affected by lower rate of return on capital and demand deposits

Year to date results

(Ch$ Million)

	Retail Banking[1]	Middle market[2]	Global corporate banking[3]	Total segments[4]
Net interest income	233,150	65,829	23,644	322,623
Change YoY	(2.4%)	0.6%	(2.5%)	(1.8%)
Net fee and commission income	59,178	9,081	10,495	78,754
Change YoY	13.4%	(0.7%)	(1.4%)	9.4%
Core revenues	**292,328**	**74,910**	**34,139**	**401,377**
Change YoY	**0.4%**	**0.4%**	**(2.2%)**	**0.2%**
Total financial transactions, net	5,051	3,115	7,538	15,704
Change YoY	0.1%	3.6%	(56.8%)	(38.4%)
Provision for loan losses	(74,062)	(2,019)	(162)	(76,243)
Change YoY	3.5%	(35.5%)	(129.1%)	2.9%
Net operating profit from business segments[5]	**223,317**	**76,006**	**41,515**	**340,838**
Change YoY	**(0.6%)**	**2.1%**	**(21.5%)**	**(3.2%)**
Operating expenses[6]	(131,152)	(21,630)	(14,550)	(167,332)
Change YoY	1.9%	(3.0%)	0.2%	1.1%
Net contribution from business segments[7]	**92,165**	**54,376**	**26,965**	**173,506**
Change YoY	**(4.0%)**	**4.2%**	**(29.7%)**	**(7.0%)**

1. Retail consists of individuals and SMEs with annual sales below Ch$1,200 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$1,200 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Global Corporate Banking, GCB: consists of foreign and domestic multinational companies with sales over Ch$10,000 million.
4. Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.
6. Operating expenses = personnel expenses +administrative expenses + depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments decreased 7.0% YoY in 3M18 compared to the same period of 2017. In the quarter business activity was positive, **however the Bank adjusted the profitability of the capital and non-interest bearing demand deposits assigned to each segment, in line with the lower interest rates.** This lowered net interest income earned by the segments and increased net interest income earned by our Financial Management division in the quarter.

The net contribution from Retail banking decreased 4.0% YoY. Core revenues (net interest income + fees) increased 0.4% YoY driven by a 13.4% YoY increase in Commissions. This rise in revenues was complemented by an increase in provisions of 3.5% YoY, in line with loan growth in this segment. Operating expenses in this segment were controlled, increasing only 1.9% as productivity continued to rise. **Net contribution from the Middle-market** increased 4.2% YoY in 3M18. Core revenues in this segment grew 0.4%, led by a 0.6% increase in net interest revenue, and a 35.5% decrease in provision for loan losses. This was achieved despite an increase of 6.7% YoY in loan volumes in this segment. **Net contribution from GCB** decreased 29.7% YoY in 3M18. Core revenues decreased 2.2% YoY and income

from financial transactions decreased 56.8% due to lower business activity in our Client Treasury business. This was partially compensated by a decrease in provisions and operating expenses.

Section 4: Loans, funding and capital

Loans

Loan growth accelerating in the quarter

Total loans increased 3.2% YoY and 2.2% QoQ in 1Q18, driven by greater economic activity, a higher level of investment and greater business confidence. This has led to **loans in GCB** growing 15.5% QoQ after a 21.0% decrease of volumes in 4Q17. **Loans in the Middle-market** increased 2.9% QoQ and 6.7% YoY, indicating that this segment is also gradually gaining momentum as investment and growth increases in the economy.

Loans by segment

(Ch$ Million)

	Quarter			Change%	
	Mar-18	Dec-17	Mar-17	Mar-18/Mar-17	Mar-18/Dec-17
Total loans to individuals[1]	**15,650,246**	**15,408,301**	**14,950,432**	**4.7%**	**1.6%**
Consumer loans	4,595,908	4,557,692	4,502,447	2.1%	0.8%
Residential mortgage loans	9,269,711	9,096,895	8,747,324	6.0%	1.9%
SMEs	**3,730,718**	**3,824,868**	**3,722,927**	**0.2%**	**(2.5%)**
Retail banking	**19,380,964**	**19,233,169**	**18,673,359**	**3.8%**	**0.8%**
Middle-market	**6,975,218**	**6,775,734**	**6,534,707**	**6.7%**	**2.9%**
Global Corporate Banking	**1,886,261**	**1,633,796**	**2,162,457**	**(12.8%)**	**15.5%**
Total loans[2]	**28,344,394**	**27,725,914**	**27,452,651**	**3.2%**	**2.2%**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 3 of the Financial Statements.
3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Retail banking loans increased 0.8% QoQ and 3.8% YoY with growth from **Loans to individuals** that increased 1.6% QoQ and 4.7% YoY. **Mortgage loans** increased 1.9% QoQ and 6.0% YoY and **Consumer loans** increased 0.8% QoQ and 2.1% YoY. Loan growth among middle and high-income earners increased 1.9% QoQ and 5.9% YoY. We expect retail loan growth, especially consumer lending, to also begin to accelerate once economic growth begins to have a more significant effect on the level of employment and wages.

At the end of 2017 the Bank launched **Santander Life**, our new business model for the mass consumer market that offers a new generation of digital products and rewards positive credit behavior. At the end of March 2018, Life had 15,200 clients, 60% of which are new clients to the Bank. Approximately 30% of new account plans sold to individuals are Life plans.

Loans to SMEs decreased 2.5% QoQ and increased 0.2% YoY. The Bank maintained a conservative stance regarding loan growth in this segment by focusing on larger, less riskier SMEs that generate higher *non-lending* revenues as well. This segment should also gradually begin to pick up its pace of growth in the remainder of 2018.

Santander

Funding and Liquidity

Positive demand deposit growth in the quarter. Cost of funds continues to improve

Funding

(Ch$ Million)

	Quarter			Change%	
	Mar-18	Dec-17	Mar-17	Mar-18/Mar-17	Mar-18/Dec-17
Demand deposits	8,175,608	7,768,166	7,408,618	10.4%	5.2%
Time deposits	11,968,775	11,913,945	12,700,210	(5.8%)	0.5%
Total Deposits	**20,144,383**	**19,682,111**	**20,108,828**	**0.2%**	**2.3%**
Mutual Funds brokered[1]	5,386,644	5,056,892	5,489,733	(1.9%)	6.5%
Bonds	7,795,573	7,093,653	7,411,645	5.2%	9.9%
Adjusted loans to deposit ratio[2]	98.0%	100.7%	95.7%		
LCR [3]	125.0%	138.3%	158.3%		
NSFR [4]	108.8%	109.5%	106.7%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank's mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.
3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean ratios are still under construction.
4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

In 1Q18, the Bank's deposits increased 2.3% QoQ and 0.2% YoY. The slower YoY growth is due to the Bank's funding strategy in 2017, which focused on lowering deposits rates in tandem with the lower Central Bank rates, and optimizing liquidity levels, leading to an improvement in the cost of funding. This explains the 5.8% YoY decrease in time deposits. On the other hand, the Bank's non-interest bearing demand deposits grew 5.2% QoQ and 10.4% YoY. As a result, the total average cost of deposits including demand and time deposits decreased from 2.1% in 3M17 to 1.7% in 3M18. The Bank's liquidity levels remain healthy in the quarter. Our **LCR ratio** reached 125.0% as of March 2018 and the **NSFR ratio** reached 108.8% in the same period.



Avg. Cost of deposits (time+demand)
2.1%
-45bp
1.7%
3M17
3M18

Santander

Shareholders' equity and regulatory capital

ROAE[8] of 19.4% in 3M18. Dividend payout of 75%.

Equity

(Ch$ Million)

	Quarter			Change%	
	Mar-18	Dec-17	Mar-17	Mar-18/ Mar-17	Mar-18/ Dec-17
Capital	891,303	891,303	891,303	--%	--%
Reserves	1,781,818	1,781,818	1,640,112	8.6%	--%
Valuation adjustment	(4,348)	(2,312)	6,763	(164.3%)	88.1%
Retained Earnings:					
Retained earnings prior periods	564,815	-	472,351	19.6%	--%
Income for the period	151,016	564,815	142,375	6.1%	(73.3%)
Provision for mandatory dividend	(214,749)	(169,444)	(184,413)	16.5%	26.7%
Equity attributable to equity holders of the Bank	**3,169,855**	**3,066,180**	**2,968,491**	**6.8%**	**3.4%**
Non-controlling interest	42,613	41,883	29,987	42.1%	1.7%
Total Equity	3,212,468	3,108,063	2,998,478	7.1%	3.4%
Quarterly ROAE	**19.4%**	**17.8%**	**19.5%**		
YTD ROAE	**19.4%**	**19.2%**	**19.5%**		

Shareholders' equity totaled Ch$3,169,855 million as of March 31, 2018 and grew 6.8% YoY compared to a 3.8% YoY rise in RWA. The Bank's ROAE in 1Q18 reached 19.4%, in line with guidance. The Bank's **Core capital ratio**[9] reached 11.1% at the end of 1Q18, 12bp higher than the levels as of December 2017 and 31 bp higher than 1Q17. The total **BIS ratio**[10] reached 14.0% as of March 2018. This high level of capital and efficient growth of RWAs allowed the Bank's Board to propose the distribution of 75% of 2017 earnings as a dividend, which was approved by shareholders on April 24, 2018. The dividend yield, considering the share price on the register date on April 19, 2018, was 4.2%.

Capital Adequacy

(Ch$ Million)

	Quarter			Change%	
	Mar-18	Dec-17	Mar-17	Mar-18/ Mar-17	Mar-18/ Dec-17
Tier I (Core Capital)	3,169,855	3,066,180	2,968,491	6.8%	3.4%
Tier II	820,001	815,072	792,549	3.5%	0.6%
Regulatory capital	**3,989,856**	**3,881,252**	**3,761,040**	**6.1%**	**2.8%**
Risk weighted assets	28,530,058	27,911,834	27,492,643	3.8%	2.2%
Tier I (Core Capital) ratio	**11.1%**	**11.0%**	**10.8%**		
BIS ratio	**14.0%**	**13.9%**	**13.7%**		

8.Return on average equity
9. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.
10. BIS ratio: Regulatory capital divided by RWA.

Santander

Section 5: Analysis of quarterly income statement

Net interest income

Total NII increases 8.8% YoY

Net Interest Income / Margin

(Ch$ Million)

	Quarter			Change%	
	1Q18	**4Q17**	**1Q17**	**1Q18/1Q17**	**1Q18/4Q17**
Net interest income from business segments	322,622	332,604	328,674	(1.8%)	(3.0%)
Non-client net interest income	24,091	13,898	(10,099)	--%	73.3%
Net interest income	**346,715**	**346,501**	**318,575**	**8.8%**	**0.1%**
Average interest-earning assets	30,708,458	30,028,486	30,381,64	1.1%	2.3%
Average loans	27,885,150	27,506,354	26,928,81	3.6%	1.4%
Avg. net gap in inflation indexed (UF) instruments[1]	4,540,096	4,699,460	4,096,523	10.8%	(3.4%)
Interest earning asset yield[2]	6.9%	7.0%	6.9%		
Cost of funds[3]	2.5%	2.5%	2.8%		
Net interest margin (NIM)[4]	**4.5%**	**4.6%**	**4.2%**		
Quarterly inflation rate[5]	0.6%	0.5%	0.5%		
Central Bank reference rate	2.5%	2.5%	3.0%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.
4. Annualized Net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In the quarter, the Bank adjusted the profitability of capital and non-interest bearing demand deposits assigned to each segment, in line with the lower interest rates. As a result, net interest income from business segments decreased 3.0% QoQ and 1.8% YoY and non-client net interest income increased 73.3% QoQ. Due to this modification, our analysis will be centered on total net interest income.

In 1Q18, **Net interest income, NII,** increased 0.1% QoQ. This rise was mainly due to the 2.3% QoQ increase in average interest earning assets. As mentioned in the loan section above, loan growth in the quarter was mainly driven by GCB and the Middle Market. These loans are generally lower yielding than retail loans. On the other hand, the greater demand for loan growth from these segments after a prolonged period of depressed growth is also an indicator of an economy that is still accelerating, which should begin to fuel into other higher yielding segments. At the same time the change in the consumer loan mix has decreased the average yield earned on consumer loans. For this reason, the average return on interest earning assets fell 10bp QoQ to 6.9%, while the average cost of funds remained stable compared to 4Q17. The Bank's NIM therefore decreased 10bp QoQ. This loan growth led to a strong rise in non-lending business and fee income, therefore the Bank overall profitability remained in line with guidance in the quarter. Going forward we expect a similar trend in commercial lending, accompanied by an acceleration of loan growth in retail lending, which should sustain margins.

Compared to 1Q17, net interest income rose 8.8% YoY and the Bank's NIM rose 30bp to 4.5%. Average earning

assets increased 1.1% YoY. The Bank's liabilities, mainly time deposits, have a shorter duration than assets, so as the Central Bank interest rate fell from 3.0% to 2.5% we were able to refinance our short-term liabilities at the lower rates and our cost of deposits decreased from 2.1% in 1Q17 to 1.7% in 1Q18. At the same time the strong rise in non-interest bearing demand deposits also helped to improve margins in 1Q18 compared to 1Q17.

Asset quality and provision for loan losses

Asset quality stable QoQ. Cost of credit remaines stable at 1.1%.

Provision for loan losses increased 2.1% YoY and decreased 1.8% QoQ in 1Q18. The Bank's **cost of credit** remained stable at 1.1% of loans as the Bank **expected loans loss ratio** (Loan loss allowance over total loans) remained stable at 2.9% in the quarter. The **total NPL ratio** reached 2.3% as of March 2018, flat compared to 4Q17 and 10bp higher than in 1Q17. The impaired loan ratio increased 30bp compared to 1Q17, but decreased 10bp QoQ to 6.4%. The YoY rise in both the NPL and impaired loan ratio reflect of the weak economic growth experienced through most of 2017. At the same time, the stable QoQ evolution of both these indicators is mainly as a result of the better economic trends seen in the current quarter. By product, provision for loan losses was as follows:

Provision for loan losses

(Ch$ Million)

	Quarter			Change%	
	1Q18	**4Q17**	**1Q17**	**1Q18/1Q17**	**1Q18/4Q17**
Consumer loans	(48,841)	(46,391)	(51,860)	(5.8%)	5.3%
Commercial loans[1]	(25,326)	(28,239)	(21,332)	18.7%	(10.3%)
Residential mortgage loans	(1,238)	(2,175)	(670)	84.8%	(43.1%)
Provision for loan losses	**(75,405)**	**(76,805)**	**(73,862)**	**2.1%**	**(1.8%)**

1. Includes provision for loan losses for contingent loans.

Provisions for loan losses for consumer loans increased in the first quarter of 2018 compared to 4Q17. This increase was mainly due to the YoY rise in consumer **non-performing consumer loan ratio** to 2.4%. As mentioned in the previous earnings report, towards the end of 2017 there was some deterioration of asset quality as the negative impacts of lower economic growth began to outweigh the positive impact of the changing asset mix. Compared to 4Q17, this trend began to stabilize. The **impaired consumer loan ratio** improved in the quarter, decreasing from 7.2% in 4Q17 to 6.8% in 1Q18, reflecting that the flow of income incoming impaired consumer loans has decelerated.

Provisions for loan losses for commercial loans decreased 10.3% QoQ and increased 18.7% YoY. The YoY rise in provisions reflects the impact of the weaker economy in 2017 on the commercial loan book. On the other hand, as the economy has begun to improve, asset quality in commercial lending is stabilizing and provision expenses declined 10.3% QoQ. The **commercial NPL ratio** remained steady at 2.6% and the **impaired commercial loan ratio** decreased to 7.2% QoQ.

Provisions for loan losses for residential mortgage loans decreased 43.1% QoQ and increased 84.8% YoY. As was the case in commercial lending, compared to 1Q17 there has been some deterioration of mortgage loan asset quality following a weak growth period. This explains the YoY increase in mortgage loans provision expense. Compared to 4Q17, asset quality in this portfolio remained stable with the **NPL ratio of mortgage loans** at 1.8% and the **impaired mortgage loan ratio** at 5.1% in the quarter.

Santander

Provision for loan losses

(Ch$ Million)

	Quarter			Change%	
	1Q18	4Q17	1Q17	1Q18/1Q17	1Q18/4Q17
Gross provisions	(63,529)	(60,978)	(43,056)	47.5%	4.2%
Charge-offs[1]	(32,695)	(36,523)	(50,124)	(34.8%)	(10.5%)
Gross provisions and charge-offs	**(96,224)**	**(97,501)**	**(93,180)**	**3.3%**	**(1.3%)**
Loan loss recoveries	20,819	20,696	19,318	7.8%	0.6%
Provision for loan losses	**(75,405)**	**(76,805)**	**(73,862)**	**2.1%**	**(1.8%)**
Cost of credit[2]	**1.1%**	**1.1%**	**1.1%**	**(0.6%)**	**(2.6%)**
Total loans[3]	28,344,394	27,725,913	27,452,651	3.2%	2.2%
Total Loan loss allowances (LLAs)	(810,390)	(815,773)	(806,005)	0.5%	(0.7%)
Non-performing loans[4] (NPLs)	**659,347**	**633,461**	**594,855**	**10.8%**	**4.1%**
NPLs consumer loans	108,541	103,171	106,597	1.8%	5.2%
NPLs commercial loans	381,614	368,522	327,342	16.6%	3.6%
NPLs residential mortgage loans	169,192	161,768	160,916	5.1%	4.6%
Impaired loans[5]	**1,825,702**	**1,803,173**	**1,667,145**	**9.5%**	**1.2%**
Impaired consumer loans	312,948	327,126	299,071	4.6%	(4.3%)
Impaired commercial loans	1,035,616	1,013,503	951,514	8.8%	2.2%
Impaired residential mortgage loans	477,138	462,544	416,560	14.5%	3.2%
Expected loss ratio[6] (LLA / Total loans)	**2.9%**	**2.9%**	**2.9%**		
NPL / Total loans	**2.3%**	**2.3%**	**2.2%**		
NPL / consumer loans	2.4%	2.3%	2.4%		
NPL / commercial loans	2.6%	2.6%	2.4%		
NPL / residential mortgage loans	1.8%	1.8%	1.8%		
Impaired loans / total loans	**6.4%**	**6.5%**	**6.1%**		
Impaired consumer loan ratio	6.8%	7.2%	6.6%		
Impaired commercial loan ratio	7.2%	7.3%	6.9%		
Impaired mortgage loan ratio	5.1%	5.1%	4.8%		
Coverage of NPLs[7]	**122.9%**	**128.8%**	**135.5%**		
Coverage of NPLs non-mortgage[8]	151.3%	158.3%	172.1%		
Coverage of consumer NPLs	255.5%	275.0%	282.0%		
Coverage of commercial NPLs	121.6%	125.6%	136.3%		
Coverage of mortgage NPLs	40.7%	42.7%	36.8%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3. Includes interbank loans.
4. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
6. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF's guidelines.
7. LLA / NPLs.
8. LLA of commercial and consumer loans / NPLs of commercial and consumer loans.

Santander

Net fee and commission income

Greater customer loyalty & satisfaction fueling retail banking fees

In 1Q18, fee income increased 13.9% QoQ and 3.7% YoY driven by **retail banking fees** that increased 15.4% QoQ and 13.4% YoY. Client loyalty continues to rise in retail banking with loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 10.9% YoY. Among Mid-income earners, loyal customers increased 4.4% YoY. By products, the biggest contributors to fee income growth were credit and debit card fees, asset management and checking account fees. In the quarter, higher consumer expenditure triggered a 23.2% QoQ rise in card fees.

Fee Income by client segment

(Ch$ Million)

	Quarter			Change%	
	1Q18	4Q17	1Q17	1Q18/1Q17	1Q18/4Q17
Retail banking[1]	59,178	51,263	52,175	13.4%	15.4%
Middle-market	9,081	9,017	9,143	(0.7%)	0.7%
Global corporate banking	10,495	5,523	10,642	(1.4%)	90.0%
Others	(3,260)	498	863	--%	--%
Total	**75,494**	**66,301**	**72,823**	**3.7%**	**13.9%**

1. Includes fees to individuals and SMEs.

Fees in the Middle-market decreased 0.7% YoY and increased 0.7% QoQ. As the economy recovers, we expect a higher growth rate of fees in this segment as customer loyalty has been expanding in this segment. Loyal Middle-market clients grew 7.3% YoY. **Fees in GCB** grew 90.0% QoQ mainly due to fees gained from financial advisory projects. Fees in this segment are deal driven and, therefore, tend to vary significantly from quarter to quarter. Fees in this segment in 1Q17 also included a high level of investment banking fees. The strength of the Bank in providing value added non-lending services, such as cash management and financial advisory services should continue to drive fee income in GCB.

Loyal customers[1] (thousands)



03M17
03M18
+10.9%
127
140
+4.4%
388
405
+7.3%
46
49
Loyal high income customers
Loyal middle income customers
Loyal SME + middle market customers

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

By products, the evolution of fees was as follows:

Fee Income by product

(Ch$ Million)

	Quarter			Change%	
	1Q18	**4Q17**	**1Q17**	**1Q18/1Q17**	**1Q18/4Q17**
Credit, debit & ATM card fees	15,220	12,360	14,690	3.6%	23.2%
Asset management	11,259	11,109	10,081	11.7%	1.3%
Insurance brokerage	8,941	8,634	10,057	(11.1%)	3.6%
Guarantees, pledges and other contingent op.	8,136	6,916	9,488	(14.2%)	17.7%
Collection fees	8,928	9,744	8,926	--%	(8.4%)
Checking accounts	8,254	8,207	7,920	4.2%	0.6%
Brokerage and custody of securities	2,274	2,442	2,200	3.4%	(6.9%)
Other	12,482	6,888	9,461	31.9%	81.2%
Total fees	**75,494**	**66,300**	**72,823**	**3.7%**	**13.9%**

Santander

Total financial transactions, net

Results from Total financial transactions, net was a gain of Ch$23,221 million in 1Q18, an increase of 27.8% compared to 4Q17 and a decrease of 36.8% compared to 1Q17. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank's spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

Total financial transactions, net

(Ch$ Million)

	Quarter			Change%	
	1Q18	4Q17	1Q17	1Q18/1Q17	1Q18/4Q17
Net income (expense) from financial operations[1]	(27,174)	(50,137)	1,276	--%	(45.8%)
Net foreign exchange gain[2]	50,395	68,311	35,456	42.1%	(26.2%)
Total financial transactions, net	**23,221**	**18,174**	**36,732**	**(36.8%)**	**27.8%**

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

(Ch$ Million)

	Quarter			Change%	
	1Q18	4Q17	1Q17	1Q18/1Q17	1Q18/4Q17
Client treasury services	17,742	16,665	23,568	(24.7%)	6.5%
Non client treasury income[1]	5,480	1,509	13,164	(58.4%)	263.2%
Total financ. transactions, net	**23,221**	**18,174**	**36,732**	**(36.8%)**	**27.8%**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues increased 6.5% QoQ and decreased 24.7% YoY. The movement of client treasury revenue, which usually makes up the bulk of our treasuring income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making. After a strong 1Q17, client treasury revenues decreased as the economy slowed. In 1Q18, as economic activity began to pick up the demand for treasury products also began to recover driving the QoQ growth in this line of business, but still below the levels register in 1Q17.

Non-client treasury reached Ch$5,480 million in the quarter. The Bank's fixed income liquidity portfolio is mainly comprised of Chilean sovereign risk. In 1Q17, the Central Bank interest rate fell by 50 bp to 3.0%, producing positive mark-to market-gains from our liquidity fixed income portfolio. This effect was not repeated in 1Q18.

Operating expenses and efficiency

Continued improvements in productivity and digitalization lead to an efficiency ratio of 38.7% in 3M18

The Bank's **efficiency ratio** reached 38.7% in 3M18 compared to 40.0% in the same period of last year. The improvement of the efficiency ratio is due to an increase in operating income and a low growth of costs as a direct consequence of the various initiatives that the Bank has been implementing to improve productivity and efficiency. In 1Q18, **Operating expenses**, excluding Impairment and Other operating expenses decreased 6.5% QoQ and increased just 1.2% YoY. The 6.5% QoQ decrease is mainly due to seasonality.

Operating expenses

(Ch$ Million)

	Quarter			Change%	
	1Q18	4Q17	1Q17	1Q18 / 1Q17	1Q18 / 4Q17
Personnel salaries and expenses	(89,516)	(102,086)	(92,676)	(3.4%)	(12.3%)
Administrative expenses	(62,155)	(58,203)	(58,482)	6.3%	6.8%
Depreciation & amortization	(19,180)	(22,355)	(17,622)	8.8%	(14.2%)
Operating expenses[1]	**(170,851)**	**(182,644)**	**(168,780)**	**1.2%**	**(6.5%)**
Impairment of property, plant and Equipment	(39)	-	(184)	(78.8%)	--%
Branches	**379**	**385**	**415**	**(8.7%)**	**(1.6%)**
Standard	268	296	265	1.1%	(9.5%)
WorkCafé	22	20	6	266.7%	10.0%
Middle-market centers	7	7	8	(12.5%)	--%
Select	51	51	53	(3.8%)	--%
Other payment centers	31	31	83	(62.7%)	--%
ATMs	**948**	**926**	**1,279**	**(25.9%)**	**2.4%**
Employees	**11,444**	**11,068**	**11,229**	**1.9%**	**3.4%**
Efficiency ratio[2]	**38.7%**	**42.8%**	**40.0%**	**+129bp**	**+412bp**
YTD Efficiency ratio[2]	**38.7%**	**40.8%**	**40.0%**	**+129bp**	**+215bp**
Volumes per branch (Ch$mn)[3]	127,939	123,138	114,606	11.6%	3.9%
Volumes per employee (Ch$mn)[4]	4,237	4,283	4,236	--%	(1.1%)
YTD Cost / Assets[5]	**1.9%**	**2.0%**	**1.8%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
3. Loans + deposits over total branches.
4. Loans + deposits over total employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses decreased 3.4% YoY in 1Q18 mainly due to the decrease in provisions for severance expenses, partially offset by a 3.4% increase in total headcount in the last quarter due to an expansion of the IT Projects team. Previously the Bank outsourced some IT projects that will now be done in-house, producing cost savings and project efficiencies.

Administrative expenses increased 6.3% YoY in 1Q18 due to the ongoing investments in digitalization and branch restructuring. During 2018, we will continue to transform at least another 20 branches in the WorkCafé format that is significantly more productive than a traditional branch. In total, in the last twelve months, 8.7% of the Bank's branch network was closed. Compared to 4Q17, we have increased the number of ATMS by 2.4%, strategically choosing locations with greater security and traffic of people.


Branches
(Number of branches)
415
-8.7%
379
03M17
03M18


Productivity per Branch
Volumes[1] per branch, Ch$mn
+11.6%
114,606
127,939
03M17
03M18


Efficiency Ratio
Quarterly
129 bp
40.0%
38.7%
03M17
03M18

[1]Volumes= Loans+ Deposits

Amortization expenses increased 8.8% YoY mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

Other operating income, net & corporate tax

Other operating income, net, totaled an expense of Ch$ 3,614 million in 1Q18 a decrease of 12.3% QoQ due to a decrease in expenses for insurance policies associated to credit cards and less net loss related to the sale, charge offs and provisions of repossessed assets during the first quarter of 2018.

Other operating income, net and corporate tax

(Ch$ Million)

	Quarter			Change%	
	1Q18	**4Q17**	**1Q17**	**1Q18 / 1Q17**	**1Q18 / 4Q17**
Other operating income	6,307	19,224	13,019	(51.6%)	(67.2%)
Other operating expenses	(9,921)	(23,343)	(18,817)	(47.3%)	(57.5%)
Other operating income, net	**(3,614)**	**(4,119)**	**(5,798)**	**(37.7%)**	**(12.3%)**
Income from investments in associates and other companies	825	1,009	720	14.6%	(18.2%)
Income tax income (expense)	**(44,553)**	**(37,991)**	**(37,208)**	**19.7%**	**17.3%**
Effective income tax rate	22.7%	22.6%	20.6%		

Income tax expenses in 1Q18 totaled Ch$44,553 million, an increase of 17.3% QoQ and19.7% YoY. The effective tax rate in 3M18 reached 22.7% compared to 20.6% in 3M17. The rise in the effective tax rate was mainly due to the

higher statutory tax rate. The statutory corporate tax rate in 2018 increased to 27.0% compared to 25.5% in 2017. The Bank's effective tax rate should be approximately 22%-23% in 2018.

YTD income tax[1]

(Ch$ Million)

	3M18	3M17	Change% 3M18 / 3M17
Net income before tax	**196,346**	**180,226**	**8.9%**
Price level restatement of capital[2]	(30,509)	(24,297)	25.6%
Net income before tax adjusted for price level restatement	**165,837**	**155,929**	**6.4%**
Statutory Tax rate	27.0%	25.5%	+150bp
Income tax expense at Statutory rate	**(44,776)**	**(39,762)**	**12.6%**
Tax benefits[3]	223	2,554	(91.3%)
Income tax	**(44,553)**	**(37,208)**	**19.7%**
Effective tax rate	**22.7%**	**20.6%**	**+205bp**

1. This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.
2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Santander

Section 6: Credit risk ratings

International ratings

The Bank has credit ratings from three leading international agencies.

Moody's	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	Aa3
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Negative

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Section 7: Share performance

As of March 31, 2018

Ownership Structure:


Free float, 32.8%
Santander Group, 67.2%

Average daily traded volumes 3M18

US$ million


7
11
18
Santiago
NYSE
Total

Total Shareholder Return

Santander ADR vs. SP500 (Base 100 = 12/31/2017)


BSAC US
SPX
7,2
-0,8

Total Shareholder Return

Santander vs IPSA Index (Base 100 = 12/31/2017)


IPSA
Bsan
5,6
-0,4

ADR price (US$) 3M18

03/31/18: 33.51
Maximum (3M18): 34.78
Minimum (3M18): 31.44

Market Capitalization: US$15.855 million
P/E 12month trailing*: 17.0
P/BV (03/31/18)**: 3.1
Dividend yield***: 4.2%

* Price as of March 31, 2018 / 12mth. earnings
** Price as of March 31, 2018/Book value as of 03/31/18
***Based on closing price on record date of last dividend payment.

Local share price (Ch$) 3M18

03/31/18: 50.88
Maximum (3M18): 52.75
Minimum (3M18): 47.52

Dividends:

Year paid	Ch$/share	% of previous year's earnings
2015:	1.75	60%
2016:	1.79	75%
2017:	1.75	70%
2018:	2.25	75%

Santander

Annex 1: Balance sheet

Unaudited Balance Sheet

	Mar-18	Mar-18	Mar-17	Mar-18/Mar-17
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	2,645,570	1,599,697	1,828,411	(12.5%)
Cash items in process of collection	846,017	511,561	800,901	(36.1%)
Trading investments	285,281	172,501	387,190	(55.4%)
Investments under resale agreements	-	-	-	--%
Financial derivative contracts	3,307,684	2,000,057	2,500,630	(20.0%)
Interbank loans, net	15,260	9,227	351,880	(97.4%)
Loans and account receivables from customers, net	45,520,328	27,524,777	26,294,766	4.7%
Available for sale investments	4,948,977	2,992,498	2,807,974	6.6%
Held-to-maturity investments	-	-	-	--%
Investments in associates and other companies	46,759	28,274	24,501	15.4%
Intangible assets	103,293	62,458	59,118	5.6%
Property, plant and equipment	384,716	232,626	249,485	(6.8%)
Current taxes	11,173	6,756	-	--%
Deferred taxes	616,311	372,665	368,276	1.2%
Other assets	1,522,756	920,765	1,035,406	(11.1%)
Total Assets	**60,254,125**	**36,433,862**	**36,708,538**	**(0.7%)**
Deposits and other demand liabilities	13,520,777	8,175,608	7,408,618	10.4%
Cash items in process of being cleared	585,519	354,046	602,307	(41.2%)
Obligations under repurchase agreements	175,135	105,899	205,151	(48.4%)
Time deposits and other time liabilities	19,793,896	11,968,775	12,700,210	(5.8%)
Financial derivatives contracts	3,178,274	1,921,807	2,293,744	(16.2%)
Interbank borrowings	2,187,163	1,322,512	1,491,687	(11.3%)
Issued debt instruments	12,892,277	7,795,573	7,411,645	5.2%
Other financial liabilities	403,003	243,684	238,331	2.2%
Current taxes	-	-	24,847	--%
Deferred taxes	18,557	11,221	11,623	(3.5%)
Provisions	562,126	339,901	324,584	4.7%
Other liabilities	1,624,635	982,368	997,313	(1.5%)
Total Liabilities	**54,941,363**	**33,221,394**	**33,710,060**	**(1.4%)**
Equity				
Capital	1,474,032	891,303	891,303	--%
Reserves	2,946,761	1,781,818	1,640,112	8.6%
Valuation adjustments	(7,191)	(4,348)	6,763	(164.3%)
Retained Earnings:				
Retained earnings from prior years	934,088	564,815	472,351	19.6%
Income for the period	249,749	151,016	142,375	6.1%
Minus: Provision for mandatory dividends	(355,151)	(214,749)	(184,413)	16.5%
Total Shareholders' Equity	**5,242,289**	**3,169,855**	**2,968,491**	**6.8%**
Non-controlling interest	70,473	42,613	29,987	42.1%
Total Equity	**5,312,762**	**3,212,468**	**2,998,478**	**7.1%**
Total Liabilities and Equity	**60,254,125**	**36,433,862**	**36,708,538**	**(0.7%)**

1. The exchange rate used to calculate the figures in dollars was Ch$604.67 / US$1

Santander

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Mar-18	Mar-18	Mar-17	Mar-18/Mar-17
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	873,290	528,052	523,968	0.8%
Interest expense	(299,894)	(181,337)	(205,393)	(11.7%)
Net interest income	**573,395**	**346,715**	**318,575**	**8.8%**
Fee and commission income	205,325	124,154	115,295	7.7%
Fee and commission expense	(80,474)	(48,660)	(42,472)	14.6%
Net fee and commission income	**124,852**	**75,494**	**72,823**	**3.7%**
Net income (expense) from financial operations	(44,940)	(27,174)	1,276	--%
Net foreign exchange gain	83,343	50,395	35,456	42.1%
Total financial transactions, net	**38,403**	**23,221**	**36,732**	**(36.8%)**
Other operating income	10,430	6,307	13,019	(51.6%)
Net operating profit before provisions for loan losses	**747,080**	**451,737**	**441,149**	**2.4%**
Provision for loan losses	**(124,704)**	**(75,405)**	**(73,862)**	**2.1%**
Net operating profit	**622,376**	**376,332**	**367,287**	**2.5%**
Personnel salaries and expenses	(148,041)	(89,516)	(92,676)	(3.4%)
Administrative expenses	(102,792)	(62,155)	(58,482)	6.3%
Depreciation and amortization	(31,720)	(19,180)	(17,622)	8.8%
Op. expenses excl. Impairment and Other operating expenses	**(282,552)**	**(170,851)**	**(168,780)**	**1.2%**
Impairment of property, plant and equipment	(64)	(39)	(184)	(78.8%)
Other operating expenses	(16,407)	(9,921)	(18,817)	(47.3%)
Total operating expenses	**(299,024)**	**(180,811)**	**(187,781)**	**(3.7%)**
Operating income	**323,352**	**195,521**	**179,506**	**8.9%**
Income from investments in associates and other companies	1,364	825	720	14.6%
Income before tax	**324,716**	**196,346**	**180,226**	**8.9%**
Income tax expense	(73,682)	(44,553)	(37,208)	19.7%
Net income from ordinary activities	**251,034**	**151,793**	**143,018**	**6.1%**
Net income discontinued operations	-	-	-	--%
Net income attributable to:				
Non-controlling interest	1,285	777	643	20.8%
Net income attributable to equity holders of the Bank	**249,749**	**151,016**	**142,375**	**6.1%**

1. The exchange rate used to calculate the figures in dollars was Ch$604.67 / US$1

Santander

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	1Q18	1Q18	4Q17	1Q17	1Q18/1Q17	1Q18/4Q17
	US$ Ths[1]	Ch$ Million			% Chg.	
Interest income	873,290	528,052	524,299	523,968	0.8%	0.7%
Interest expense	(299,894)	(181,337)	(177,798)	(205,393)	(11.7%)	2.0%
Net interest income	**573,395**	**346,715**	**346,501**	**318,575**	**8.8%**	**0.1%**
Fee and commission income	205,325	124,154	112,308	115,295	7.7%	10.5%
Fee and commission expense	(80,474)	(48,660)	(46,008)	(42,472)	14.6%	5.8%
Net fee and commission income	**124,852**	**75,494**	**66,300**	**72,823**	**3.7%**	**13.9%**
Net income (expense) from financial operations	(44,940)	(27,174)	(50,137)	1,276	--%	(45.8%)
Net foreign exchange gain	83,343	50,395	68,311	35,456	42.1%	(26.2%)
Total financial transactions, net	**38,403**	**23,221**	**18,174**	**36,732**	**(36.8%)**	**27.8%**
Other operating income	10,430	6,307	19,224	13,019	(51.6%)	(67.2%)
Net operating profit before provisions for loan losses	**747,080**	**451,737**	**450,199**	**441,149**	**2.4%**	**0.3%**
Provision for loan losses	**(124,704)**	**(75,405)**	**(76,805)**	**(73,862)**	**2.1%**	**(1.8%)**
Net operating profit	**622,376**	**376,332**	**373,394**	**367,287**	**2.5%**	**0.8%**
Personnel salaries and expenses	(148,041)	(89,516)	(102,086)	(92,676)	(3.4%)	(12.3%)
Administrative expenses	(102,792)	(62,155)	(58,203)	(58,482)	6.3%	6.8%
Depreciation and amortization	(31,720)	(19,180)	(22,355)	(17,622)	8.8%	(14.2%)
Op. expenses excl. Impairment and Other operating expenses	**(282,552)**	**(170,851)**	**(182,644)**	**(168,780)**	**1.2%**	**(6.5%)**
Impairment of property, plant and equipment	(64)	(39)	-	(184)	(78.8%)	--%
Other operating expenses	(16,407)	(9,921)	(23,343)	(18,817)	(47.3%)	(57.5%)
Total operating expenses	**(299,024)**	**(180,811)**	**(205,987)**	**(187,781)**	**(3.7%)**	**(12.2%)**
Operating income	**323,352**	**195,521**	**167,407**	**179,506**	**8.9%**	**16.8%**
Income from investments in associates and other companies	1,364	825	1,009	720	14.6%	(18.2%)
Income before tax	**324,716**	**196,346**	**168,416**	**180,226**	**8.9%**	**16.6%**
Income tax expense	(73,682)	(44,553)	(37,991)	(37,208)	19.7%	17.3%
Net income from ordinary activities	**251,034**	**151,793**	**130,425**	**143,018**	**6.1%**	**16.4%**
Net income discontinued operations	-	-	-	-	--%	--%
Net income attributable to:						
Non-controlling interest	1,285	777	(4,253)	643	20.8%	(118.3%)
Net income attributable to equity holders of the Bank	**249,749**	**151,016**	**134,678**	**142,375**	**6.1%**	**12.1%**

1. The exchange rate used to calculate the figures in dollars was Ch$604.67/ US$1

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)

Loans	Mar-17	Jun-17	Sept-17	Dec-17	Mar-18
Consumer loans	4,502,447	4,469,821	4,477,196	4,557,692	4,595,908
Residential mortgage loans	8,747,324	8,861,371	8,935,539	9,096,895	9,269,711
Commercial loans	13,850,836	13,589,218	14,070,635	13,908,642	14,469,530
Interbank loans	352,044	235,614	278,215	162,685	9,245
Total loans (including interbank)	**27,452,650**	**27,156,024**	**27,761,585**	**27,725,914**	**28,344,394**
Allowance for loan losses	(806,005)	(799,442)	(809,021)	(815,773)	(810,390)
Total loans, net of allowances	**26,646,646**	**26,356,582**	**26,952,564**	**26,910,141**	**27,534,004**
Deposits					
Demand deposits	7,408,618	7,195,893	7,270,501	7,768,166	8,175,608
Time deposits	12,700,210	12,059,284	12,591,871	11,913,945	11,968,775
Total deposits	**20,108,828**	**19,255,177**	**19,862,372**	**19,682,111**	**20,144,383**
Mutual funds (Off balance sheet)	5,489,733	5,562,941	5,524,308	5,056,892	5,386,644
Total customer funds	**25,598,561**	**24,818,118**	**25,386,680**	**24,739,003**	**25,531,027**
Loans / Deposits[1]	**95.7%**	**100.3%**	**101.0%**	**100.7%**	**98.0%**
Average balances					
Avg. interest earning assets	30,381,349	29,917,800	29,572,180	30,028,486	30,708,458
Avg. Loans	27,246,674	27,036,649	27,149,550	27,506,354	27,885,150
Avg. assets	36,629,695	35,860,060	35,124,476	35,414,483	36,259,035
Avg. demand deposits	7,370,951	7,451,784	7,224,320	7,447,208	7,833,062
Avg equity	2,914,173	2,887,236	2,926,402	3,018,905	3,117,571
Avg. free funds	10,285,124	10,339,020	10,150,722	10,466,113	10,950,633
Capitalization					
Risk weighted assets	27,492,643	27.133.274	27,863,424	27,911,834	28,530,058
Tier I (Shareholders' equity)	2,968,491	2,895,250	2,971,938	3,066,180	3,169,855
Tier II	792,549	799,032	814,651	815,072	820,001
Regulatory capital	3,761,040	3,694,282	3,786,590	3,881,252	3,989,856
Tier I ratio	**10.8%**	**10.7%**	**10.7%**	**11.0%**	**11.1%**
BIS ratio	**13.7%**	**13.6%**	**13.6%**	**13.9%**	**14.0%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.2%**	**4.6%**	**4.3%**	**4.6%**	**4.5%**
Client NIM[3]	**4.8%**	**5.0%**	**5.0%**	**4.8%**	**4.6%**
Efficiency ratio[4]	40.0%	40.4%	40.2%	42.8%	38.7%
Costs / assets[5]	1.8%	1.9%	2.0%	2.1%	1.9%
Avg. Demand deposits / interest earning assets	24.3%	24.9%	24.4%	24.8%	25.5%
Return on avg. equity	**19.5%**	**20.8%**	**18.8%**	**17.8%**	**19.4%**
Return on avg. assets	1.6%	1.6%	1.6%	1.5%	1.7%
Return on RWA	2.1%	2.2%	2.0%	1.9%	2.1%

Santander

(Ch$ millions)

	Mar-17	Jun-17	Sept-17	Dec-17	Mar-18
Asset quality					
Impaired loans[6]	**1,667,145**	**1,705,257**	**1,788,049**	**1,803,173**	**1,825,702**
Non-performing loans (NPLs)[7]	**594,855**	**587,107**	**589,580**	**633,461**	**659,347**
Past due loans[8]	330,207	330,156	335,832	339,562	352,363
Loan loss reserves	806,005	799,442	809,021	815,773	810,390
Impaired loans / total loans	6.1%	6.3%	6.4%	6.5%	6.4%
NPLs / total loans	2.2%	2.2%	2.1%	2.3%	2.3%
PDL / total loans	1.2%	1.2%	1.2%	1.2%	1.2%
Coverage of NPLs (Loan loss allowance / NPLs)	135.5%	136.2%	137.2%	128.8%	122.9%
Coverage of PDLs (Loan loss allowance / PDLs)	244.1%	242.1%	240.9%	240.2%	230.0%
Risk index (Loan loss allowances / Loans)[9]	2.9%	2.9%	2.9%	2.9%	2.9%
Cost of credit (prov expense annualized / avg.	1.1%	1.1%	1.1%	1.1%	1.1%
Network					
Branches	**415**	**406**	**405**	**385**	**379**
ATMs	1,279	1,059	937	926	948
Employees	11,229	11,068	11,052	11,068	11,444
Market information (period-end)					
Net income per share (Ch$)	**0.76**	**0.80**	**0.73**	**0.71**	**0.80**
Net income per ADR (US$)	**0.46**	**0.48**	**0.46**	**0.46**	**0.53**
Stock price	41.37	42.24	47.59	48.19	50.88
ADR price	25.08	25.41	29.71	31.27	33.51
Market capitalization (US$mn)	11,816	11,971	13,997	14,732	15,855
Shares outstanding	188,446.1	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471	471
Other Data					
Quarterly inflation rate[10]	0.5%	0.7%	-0.03%	0.5%	0.6%
Central Bank monetary policy reference rate	3.00%	2.50%	2.50%	2.5%	2.50%
Observed Exchange rate (Ch$/US$) (period-end)	662.66	663.80	639.15	616.85	604.67

1. Ratio =(Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Client NIM = Net interest income from reporting segments annualized over average loans
4. Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + administrative expenses + depreciation). Excludes impairment charges
5. Costs / assets = (Personnel expenses + adm. Expenses + depreciation) / Total assets
6. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
7. Capital + future interest of all loans with one installment 90 days or more overdue.
8. Total installments plus lines of credit more than 90 days overdue.
9. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.
10. Calculated using the variation of the Unidad de Fomento (UF) in the period.